

DMC

DRIVER MANAGEMENT COMPANY LLC

September 20, 2022

Mr. Harris Wildstein
Lead Independent Director
Republic First Bancorp, Inc.
Two Liberty Place
50 S. 16th Street, Suite 2400
Philadelphia, PA 19102

Via email to Lawrence Elbaum, Esq.

Harris,

I have previously expressed a number of concerns regarding Harry Madonna's employment agreement to Lawrence Elbaum, counsel to the board of directors (the "Board") of Republic First Bancorp, Inc. ("FRBK") and, in light of certain of the terms of that agreement, asked Mr. Elbaum for clarification as to the members of the strategic review committee (the "Strategic Review Committee") established by the Board.

Based on my reading of Mr. Madonna's employment agreement, he is entitled to a payment of not less than $1,000,000 in the event of a "merger or sale or transfer of a majority of the stock" of FRBK. The employment agreement offers no justification for such a payment and, as far as I am concerned, no such justification exists. Rather, the "Transaction Bonus" appears to be nothing more than rent seeking at the expense of FRBK shareholders.

In addition, Mr. Madonna's employment agreement provides that he is entitled to a payment of $1,590,000 in the event his employment is terminated (including following a change of control of FRBK). Again, no justification is provided for this payment in the employment agreement and, again, as far as I am concerned, no such justification exists. Mr. Madonna is seventy-nine years old and his record of leadership at FRBK, which included welcoming Vernon Hill, speaks for itself.

In total, in the event there is a change of control of FRBK and Mr. Madonna's employment is terminated, which, since he is serving as interim CEO, would be expected, Mr. Madonna would be entitled to received $2,590,000 that might otherwise be available to be paid to FRBK shareholders. Given the massive destruction of shareholder value at FRBK in recent years, diverting $2,590,000 of value from FRBK shareholders to Mr. Madonna is simply unconscionable.

Upon information and belief, it appears that Mr. Madonna is currently serving on the Strategic Review Committee and may, in fact, be directing the Board's publicly announced strategic review. Given the rich (and richly undeserved) payments that Mr. Madonna would be entitled to receive following any change of control, I hope you can see that Mr. Madonna's service on the Strategic Review Committee creates an egregious conflict of interest (to the extent that it is not blatant self-dealing). I don't quite understand why the Board would expect that FRBK shareholders would countenance another CEO lining his pockets at their expense.

Mr. Madonna has previously unilaterally amended the terms of his employment agreement and the Board might be well advised to suggest that he do so again. In addition, in the interests of much needed transparency, the Board should publicly disclose the members of the Strategic Review Committee and, if necessary, reconstitute the committee to exclude Mr. Madonna.

Driver Management Company LLC

/s/ J. Abbott R. Cooper

250 Park Avenue
7th Floor
New York, NY 10177